82-230

SEC MAIL PROCESSING
RECEIVED
MAY 12 2004
WASH. D.C. 152 SECTION

04030191

May 10, 2004

SUPPL

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our Company.

We are pleased to send you herewith a copy of Notice of Convocation of the 53rd Ordinary General Meeting of Shareholders (Translation).

With best wishes,

Yours faithfully,

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

Rikimaru

Tetsuo Rikimaru
Division Manager
Finance Division
The Daiei, Inc.

dw 5/19

(TRANSLATION)

May 10, 2004

TO OUR SHAREHOLDERS

NOTICE OF CONVOCATION OF THE 53RD ORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE DAIEI, INC.

Notice is hereby given that the 53rd Ordinary General Meeting of Shareholders will be held as follows:

1. Date of the Meeting: Thursday, May 27, 2004, at 10:00 A.M.
2. Place of the Meeting: Kobe Seishin Oriental Hotel, 4th Floor "Shoun-no-ma"
   (Address) 5-6-3 Kouji-dai
   Nishi-ku, Kobe
   Hyogo 651-2273
   Japan
3. Agenda of the Meeting: The substance of the agenda is set out on the following pages.

Your attendance is cordially requested.

Yours very truly,

Kunio Takagi
President

The Daiei, Inc.
4-1-1, Minatojima Nakamachi
Chuo-ku, Kobe, Hyogo 650-0046
Japan

In case you are unable to attend the Meeting, please indicate your approval or disapproval on each of the enclosed proxy forms after reviewing the reference materials annexed hereto, by affixing your signature to the proxy forms and returning them to us by May 26, 2004.

(TRANSLATION)

AGENDA FOR THE MEETING

【THE ANNUAL GENERAL MEETING OF SHAREHOLDERS】

ITEMS TO REPORT

Business report, the non-consolidated balance sheet as of February 29, 2004 and the non-consolidated statement of income for the 53rd term (from March 1, 2003 to February 29, 2004)

ITEMS FOR RESOLUTION

No.1: Matter concerning the approval of the "Proposal of Disposition of Deficit" for the 53rd term

No.2: Matter concerning the election of fifteen directors of the Board due to the expiration of the term of office of all directors

No.3: Matter concerning the election of two corporate auditors due to the expiration of the term of office of two corporate auditors

Note: When attending the Meeting, please present the enclosed proxy forms at the reception desk.

(TRANSLATION)

Attachment

BUSINESS REPORT

(March 1, 2003 through February 29, 2004)

1. SUMMARY OF OPERATIONS

(1) Process and Results of Operations

Japanese economy during this fiscal year has established a footing of gradual business revitalization such as increase in export and improvement in capital investment. However, as unemployment rate subsequently remained at high level, the situation is still severe and personal consumption has not recovered from a flat status.

Under these economical circumstances, we have endeavored to improve our steady profitability and implemented the structural innovation measures in order to achieve our target, the Daiei Group's "New Three-Year Restoration Program" as our most important challenge.

To improve our profitability, we have implemented the structural innovations of small sized general merchandise stores (GMS), reconstructed our supermarket store (SM) business, further upgraded our customer service and revitalized our human resources in order to reinforce the operational productivity based on each store's characteristics as the first priority.

Regarding the structural innovation for small-sized GMS stores, we worked on revitalization of stores through drastic reviews on assortment, sales floors and cost structures. Specifically, we have reviewed our assortment based on a thorough market research and remodeled stores based on the "market-in" thinking. We have strengthened stores' competitiveness by focusing our business on food, home sundries and consumables, which are complimented with clothing, health and beauty care and the third-party tenants. Especially in clothing, we carefully categorized our merchandise into generations or tastes based on customers' needs. We have developed our sales floors as "easy-to-choose" and "easy-to-shop." We have made efforts in store revitalization by flexibly managing the operations from buying to selling based on each store's characteristics, such as introducing and expanding popular national brand (NB) products, which are strongly supported by our customers.

Regarding the SM format, we have adjusted our store operation to meet local customers' needs by reinforcing the area strategy. In store operations and buying functions, we reorganized that our East Japan Area stores into Seifu, and our West Japan Area stores into The Sakae, Inc., both are aimed to re-integrate the management. As a result, we have achieved the cost reduction on promotions and

quick decision-making system. Furthermore, through the strategic alliance with our affiliated company, The Maruetsu, Inc., we reinforced merchandise such as introducing the special vegetables from local farmers. Also, we have introduced the store-operation methods to always reflect customers' voice. Through these ideas, we remodeled and converted Takao Store (Tokyo), and Shinagawa Yashio Store (Tokyo) into SM format, then applied such know-how to other stores.

Additionally, considering the locations, we aggressively extended the stores' business hours in order to adjust the changes of our customers' life-style. During this fiscal term, we converted our 26 stores into 24-hour-open stores and we extended the closing hours for 104 stores to 11:00pm or later.

To increase our customers' satisfaction, we focused on customers' voices deeply through our periodical customers' survey, and we improved our customer service by employee training.

As for revitalization of human resources, we have offered our opportunities to those who have the willingness to take the job. Based on our policy, we evaluated each person's characteristic and assigned "the right person in the right place." We converted the system in which stores take initiatives by assigning 43 new store managers including three female store managers and promoting 16 part-timers to the section managers of the store.

Regarding the structural innovation measures, we continued and further promoted to enforce the low-cost measures including store operational expenses and real estate expenses. As we planned, we implemented our real estate disposal including Esucale Namba Bldg. Also, in the Daiei Group's business, to focus and to concentrate on the management resources to our core business; retailing and other business related to it, we transferred Fukuoka-Business, which was our biggest concern, and in order to consolidate our less-relevant businesses for our main business, and unprofitable businesses, we sold DM Gas Station, Inc.

Regarding the stores, we resumed to open our new SM stores. During this fiscal year, we opened Gourmet City River Walk Store (Fukuoka Prefecture) and Gourmet City Shin Nagata Store (Hyogo Prefecture); meanwhile, we closed our Gourmet City Ashiya Youkou Store (Hyogo Prefecture). As a result, the number of our stores has reached 206, one increase from last year.

Despite influences of no upturn in sight for the personal consumption and bad weather conditions, we accomplished the same level of sale in the same-store sales for the year. This is achieved mainly through the measures mentioned above. The Hawks' victory sales in October and November helped the sales and the newly customers who had been triggered with the Sale continued to shop with us even after the Sale.

With the above, the operating revenue resulted ¥1,430,200million, 91.8%

compared to the previous fiscal year. By the improvement of the same-store sales and reviewing the cost structures, the ordinary profit resulted ¥166million, 114% compared to the previous fiscal year.

As for extraordinary profit, we posted ¥9,500million by returning the substituted portion of the employee pension fund to the government (Daikou Henjyou), and so on. Also, as for extraordinary loss, we posted ¥31,900millon loss from sale of fixed assets, and others. As a result of reconcilements including corporate tax incurred in connection with reversal of deferred tax liabilities due to the asset sale, our net income during this fiscal year resulted ¥14,500million.

Moreover, the Daiei Group's interest bearing debt excluding OMC Card, Inc. decreased to ¥1,075,100million, as a result of reduction effects including the disposal of Fukuoka-Business to be completed in March 31, 2004. Our achievement exceeded our original plan. Furthermore, in February 2004, we increased capitals by ¥4,998million through allocation of new stocks to Akatsuki Capital Co., Ltd., which is our company's reconstruction fund.

(2) <u>Challenges that we face</u>

Although there is a sign of recovery in personal spending, the tough economic situation surrounding us is likely to continue, since any specific improvement cannot be expected in employment and income status and the increase of social insurance premium and stock movements may have a negative influence on the personal spending.

Under these circumstances, we have entered the final year of the Daiei Group's "New Three-Year Restoration Program." We will make our best efforts to improve profitability and implement the structural innovating measures in order to achieve our original targets of the highest priority, such as the reduction of interest bearing debts to the appropriate level and obtaining the profitability level for the resumption of dividend by the fiscal year ending February 28, 2005.

As for the improvement of profitability, we will promote store operation to satisfy local needs more suitably by having customers viewpoint to strengthen the sales power. In order to achieve this, we will break down our GMS (General Merchandise Stores) into six types, such as stores aiming for the highest sales in the area or stores aiming for being a daily-life supporter of customers, according to the location, competition and the facility of each store. So far, we have managed our GMS stores by classifying under sales amount and floor space only. We will also establish the method of merchandising and sales promotion that is suitable for each store.

Moreover, we will improve the classification of sales floor and merchandise to adjust to each store's customers by reflecting a qualitative data of marketing area's

characteristics and customers' voices. And we will reinforce the collaboration with some of our business partners beyond the conventional merchandise category such as food or household items. Specifically, we will transform the sales floor into the gathering place and add attractive values for customers. Under this concept, we launched "Hello Stadium" in Tsudanuma Store in March 27, 2004, in which we reorganized the previous sales floors for children goods by bringing together clothing, fashion accessories, shoes and cosmetics with full-fledged photo studio targeting at early teens (from 4th graders to 9th graders). We will continuously reinforce theses measures to strengthen store competitiveness by adding new values according to each store's individuality.

Additionally, by using the increased capital through Akatsuki Capital Co., Ltd., which is our company reconstruction fund, we will make the strategic investments such as the aggressive expansions for supermarket stores, the development of traceability system for production record for food safety and the development of joint warehouse with our business partners for the more efficient distribution. Moreover, we will be in the preparation for new opening of large-scale stores aiming at future growth after the achievement of the Daiei Group's "New Three-Year Restoration Program."

As for the implementation of company structural innovating measures, we will review the store operation thoroughly and carry out measures to reduce the costs by improving of the productivity per employee, such as more accurate distribution of manpower based on the day or the time and streamlining of back-office operations, along with the company-wide measures to reduce the overhead cost. Furthermore, we will reduce consolidated interest bearing debts as planned by reorganization of group subsidiaries and divestiture of the assets we hold.

We will aim to realize our founding corporate philosophy, "Better merchandises at the better prices, for more affluent society - For the Customers," by steadily implementing the above-mentioned measures.

(TRANSLATION)

(3) Summary of Merchandising Line Sales Operations

1) Merchandising Line Sales

	Merchandising Line	Amount (Millions of Yen)	Ratio of Composition (%)	Compared with Previous Year (%)
Retail	Clothing and Personal Care Products	287,013	20.9	96.3
	Foodstuffs	617,155	44.9	100.4
	Household Items and others	179,327	13.0	78.2
	Subtotal	1,083,496	78.8	94.8
Wholesale		292,341	21.2	82.0
	Total	1,375,837	100.0	91.8

2) Operational Result by Merchandising Line

[Clothing and Personal Care Products]

In addition to Ladies' clothing and accessories, we have newly introduced and expanded the category management, which aimed to offer customers easy-to-find and easy-to-choose sales floors, into Men's and Children's clothing.

In products, we developed "PITTARI FIT SWEATER (clingy sweater)" and "ASHINAGA SHILHOUETTE (longlegs-silhouette pants)" as our new line for "Rollina (RORIINA)" brand.

We also collaborated with our business partners to develop high quality

Nei-Mongolian 100%cashmere sweaters, and stole and scarves in 12 color variations and in 3 sized, that can be coordinated with sweaters. These items received good reputations from our customers.

Additionally, we strengthened our selling power, through selling underwear made of particular fiber that absorbs moisture and helps warm-up and expanding the popular national brand products.

[Foodstuffs]

We have made efforts to offer customers healthy and affluent eating habit through our total sales floors. It has been realized through intensive areas for our private label "SUKOYAKA SODACHI (Health Growth)" products which focuse on "reassurance" and "safety" and "SUKOYAKA SELECT" products which are carefully selected from the viewpoint of health-consciousness. We also have offered the information to our customers about how to eat healthfully and what food is in the season.

In addition, we have reinforced the new menus such as "KODAWARI SALADA" which are made of fresh ingredients, and have offered "RAKURAKU COOKING (easy-to-cook homemade dishes)," to cook delicious authentic food easily. We wished to offer the idea of "fun-to-choose" to our customers.

Additionally, we continued to reflect our customers' voices in assortments and sales floors. We also expanded the assortment for special products of locals, and improved the system to offer "fresh from the oven" dishes in a wanted amount at evenings.

[Household Items and Others]

We have developed merchandise reflecting customers' view in our own way. Especially, we have developed "SAVINGS" with quality and high-class cost performance, and "SALIV" with convenience and sophistication. As a result, we renewed "SAVINGS SUPER WHITE (compact size of detergent)" which improved its detergency by adding active bleach, and renewed "SALIV CASSETTE KONRO (portable gas burner)" that brought in cyclone burner, which received the Energy Conservation Award, and cut gas consumption by 20%.

In addition, we have infused new passion into sales floors by introducing some new categories. For example, "MOMMY & HOME" which is characterized by "IYASHI goods (healing goods)" or fashion products for homemakers, and "MARK OF VALUE SHOP" which offers variety of goods characterized by its user-friendliness, and high-class cost performance.

(TRANSLATION)

(4) Capital Expenditures

1) Stores Newly Opened and Renovated

i) Stores Newly Opened

Gourmet City River Walk Store (Fukuoka Prefecture), Gourmet City Shin Nagata Store (Hyogo Prefecture)

ii) Major Stores Renovated

Takarazuka Nakayama Store (Hyogo Prefecture), Gourmet City Shinagawa Yashio Store (Tokyo), Kashii Store (Fukuoka Prefecture), Fujiwaradai Store (Hyogo Prefecture), Higashi Yamato Store (Tokyo), Yokosuka Store (Kanagawa Prefecture), Hiroshima Ekimae Store (Hiroshima Prefecture), Tsukaguchi Store (Hyogo Prefecture), Plaza Oshima Store (Kagoshima Prefecture), Fukuoka Store (Fukuoka Prefecture)

2) Stores Closed

Gourmet City Ashiya Youkou Store (Hyogo Prefecture)

3) Stores Planned to be Newly Opened in the Next Fiscal Year
(The names of these stores are tentative.)

Gourmet City Toyonaka Ekimae Store (Osaka), Gourmet City Wakae Iwata Store (Osaka)

(TRANSLATION)

(5) Financial Activities

New shares were issued to Akatsuki Co.,Ltd., our corporate reconstruction funds, amounting ¥4,998billion by the third party allotment capital increase. The fund will be used for strategic investment, for the purpose of definitive achievement of the Daiei Group's "New Tree-Year Restoration Program."

(6) Financial Summary

For the Years Ended February 28 Items	2001 (50th Term) Annual	2002 (51st Term) Annual	2003 (52nd Term) Annual	2004 (53rd Term) Annual
Operating revenues (¥million)	1,980,568	1,731,222	1,557,563	1,430,256
Ordinary profit or (loss)(¥million)	2,044	14,121	14,528	16,645
Net income (loss) (¥million)	(192,182)	(458,209)	100,028	14,580
Earnings (Losses) per share(¥)	(269.27)	(643.63)	194.55	17.71
Total assets (¥million)	1,450,055	1,209,374	1,395,062	1,421,553
Shareholders' equity(¥million)	218,353	(240,531)	88,461	106,379
Shareholders' equity per share(¥)	137	(509)	(339)	(281)

Notes

(1) As for the calculation of "Earnings per share" and "Shareholders' equity per share" the year ended February 28, 2002, the number of treasury stock is excluded from the number of outstanding shares.

(2) From the fiscal year ended February 28, 2003, "Earnings per share" and "Shareholders' equity per share" are calculated by adopting, the new accounting standards and guidelines, which are Financial Accounting Standard Exposure No.2 "Accounting Standard for Earning per Share," and Guideline of Financial Accounting Standard Exposure No.4 "Guideline of Accounting Standard for Earning Per Share."

(3) "Earnings per share" is calculated by dividing the net income by the average number of the shares outstanding during the period. From the fiscal year ended February 28, 2003, it is calculated by adding the number of stocks which is calculated by pursuing if-converted method of conversional participative stocks (class A preferred stocks and class G preferred stocks) to the number of common stocks.

(Basis of calculation : The fiscal year ended February 28, 2003)

Net income	¥ 14,580 million
Amount not belongs to ordinary shareholders	¥ - million
Net income concerning ordinary shareholders	¥ 14,580 million
Number of the shares outstanding during the period	823,251 thousand shares
(Including number of common stock)	422,880 thousand shares
(Including number of class A preferred stock)	12,773 thousand shares
(Including number of class G preferred stock)	387,596 thousand shares

(TRANSLATION)

(4) "Shareholders' equity per share" is calculated by dividing the shareholders' equity at each year-end (excluding the amount calculated by multiplying the number of the outstanding preferred stocks by issued price) by the number of the outstanding common stocks at the year-end. As for the fiscal year ended February 28, 2001, it is calculated by dividing the amount of the shareholders' equity at the year-end excluding the paid-in capital of the preferred stocks by the number of the outstanding common stocks at the year-end.

(5) We carried out a 1-for-2 reverse stock split of outstanding ordinary stocks and a 1-for-10 reverse stock split of class A preferred stocks and class B preferred stocks outstanding, and "Shareholders' equity per share" are calculated on the premise that the stocks were split down at the beginning of the period.

(6) Decrease in the operational revenue of the fiscal year ended February 28, 2002 from the previous year is mainly due to store closures and decrease of the sales in the existing stores. Increase in the ordinary profit of the same year is mainly due to implementing improvement of profit-loss structure. Substantial decreases in the net income and earnings per share are mainly due to the realization of losses by the drastic promotions of structural reformation, based on the Daiei Group's "New Three-Year Restoration Program." Along with this measure, our liabilities temporary exceeded the assets, but thanks to financial support from our three main banks and support from our shareholders, we were able to clear it away during the year ended February 28, 2003.

(7) Decrease in the operational revenue of the fiscal year ended February 28, 2003 from the previous year is mainly due to the decrease in the sales of the existing stores and closure of 33 non-profitable stores. Substantial increases in the net income and earnings per share from the previous year are mainly due to debts acquittal as financial support from our three main banks, and substantial increase in the shareholder's equity is due to above mentioned debts acquittal and capital increase by debt-equity-swap.

(8) Status of the fiscal year ended February 29, 2004 is as described in "(1) Process and Results of Operations."

(TRANSLATION)

2 . CURRENT STATUS OF THE COMPANY (As of February 29, 2004)

(1) Principal Business Activities

The Company is primarily engaged in the business of retailing merchandise based fundamentally on the self-service system and wholesale merchandise, coupled with supplemental businesses such as real estate rental operations, car parking business, management consultation and other services to affiliated companies.

(2) Principal Offices and Stores

1) Principal Office:

Head Office	Chuo-ku , Kobe , Hyogo
Hamamatsucho Office Center	Minato-ku , Tokyo

2) Stores

Region	Names of Major Stores in Each Region	No. of Stores
Hokkaido	Azabu Store, Iwamizawa Store, Qualite Prix Shin Sapporo Store, Kamiiso Store, Kotoni Store, Shin Sapporo Store, Takigawa Store, Higashi Sapporo Store and others	11
Tohoku	Izumi Store, Iwaki Store, Sakata Store, Sendai Store, Morioka Store, Yamagata Store	6
Kanto	Omiya Store, Kanazawahakkei Store, Chiba Naganuma Store, Tsudanuma Store, D-Mart Ashikaga Store, Tokorozawa Store, Himonya Store, Mito Store and others	89
Chubu	Otsuki Store, Kanazawa Store, Kamiiida Store, Nagaoka Store, Nagano Wakasato Store, Nagoya Higashi Store, Niigata Store, Numazu Store and others	16
Kinki	Izumisano Store, Katada Store, Katsura Minami Store, Kyobashi Store, Koshien Store, Tomio Store, Harborland Store, Wakayama Store, * Gourmet City Shin Nagata Store and others	85
Chugoku	Okayama Store, Kurayoshi Sanpia Store, Shimonoseki Store, Topos Yanagawa Store, Hiroshima Store, Hiroshima Ekimae Store, Fukuyama Store	7

(TRANSLATION)

Region	Names of Major Stores in Each Region	No. of Stores
Shikoku	Kochi Store, Tokushima Store, Minami Matsuyama Store, Yashima Store	4
Kyushu	Kagoshima Store, Kumamoto Store, Sasaoka Store, Chitose Store, Nakama Store, Hita Store, Fukuoka Store, Miyazaki Store, *Gourmet City River Walk Store and others	46
Okinawa	Urasoe Store, Naha Store	2

(The total number of stores: 266 stores)

Note: The asterisks represent stores newly opened during this fiscal year.

(3) Employees

	Number of Employees (Increase or Decrease from the Preceding Fiscal Year)	Average Age	Average Years of Services
Male	8,011 (dec. 156)	39.9	17.1
Female	2,179 (inc. 32)	32.3	9.3
Total	10,190 (dec. 124)	38.3	15.4

Note: In addition to the above, the numbers of part-timers (which was computed by dividing total part-time hours for the fiscal year by 8 hours, the daily working hours of the Company's employees) was 30,392.

hares

Number of Shares:

Total Number of Shares Authorized:

Common Stock	2,070,000,000 shares
Class A Preferred Stock	5,000,000 shares
Class B Preferred Stock	5,000,000 shares
Class D Preferred Stock	40,000,000 shares
Class E Preferred Stock	50,000,000 shares
Class F Preferred Stock	80,000,000 shares
Class G Preferred Stock	50,000,000 shares

Total Number of Shares Issued and Outstanding:

Common Stock	449,918,009 shares
Class A Preferred Stock	4,500,000 shares
Class B Preferred Stock	4,500,000 shares
Class D ① Preferred Stock	20,000,000 shares
Class D ② Preferred Stock	20,000,000 shares
Class E Preferred Stock	50,000,000 shares
Class F Preferred Stock	80,000,000 shares
Class G Preferred Stock	50,000,000 shares

Notes

The number of the ordinary stocks increased by 24,030,000 by the implementation of the third party allotment capital increase on February 26, 2004.

2) Number of Shareholders:

Common Stock	68,584 persons
Class A Preferred Stock	3 persons
Class B Preferred Stock	3 persons
Class D ① Preferred Stock	1 persons
Class D ② Preferred Stock	1 persons
Class E Preferred Stock	3 persons
Class F Preferred Stock	3 persons
Class G Preferred Stock	3 persons

3) Major Shareholders

(Common Stock)

Name	Number of Shares (Thousands of Shares)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
Akatsuki Capital Co.,Ltd.	93,070	21.34	-	-
MARUBENI FOODS INVESTMENT CO.,LTD.	20,597	4.72	-	-
UFJ Bank, Ltd.	17,560	4.03	-	-
Fukuoka Dome, Inc.	17,500	-	623	84.33
Marunaka Enterprises, Inc.	17,292	3.96	-	-
The Maruetsu, Inc.	14,434	-	46,423	37.92
Sumitomo Mitsui Banking Corporation	8,780	2.01	-	-
Mizuho Corporate, Ltd.	8,780	2.01	-	-

(Class A Preferred Stock)

Name	Number of Shares (Thousands of Shares)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
UFJ Bank, Ltd.	2,250	0.52	-	-
Sumitomo Mitsui Banking Corporation	1,125	0.26	-	-
Mizuho Corporate, Ltd.	1,125	0.26	-	-

lass B Preferred Stock)

Name	Number of Shares (Thousands of Shares)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
UFJ Bank, Ltd.	2,250	0.52	-	-
Sumitomo Mitsui Banking Corporation	1,125	0.26	-	-
Mizuho Corporate, Ltd.	1,125	0.26	-	-

lass D ① Preferred Stock)

Name	Number of Shares (Thousands of Shares)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
Akatsuki Capital Co.,Ltd.	20,000	4.59	-	-

lass D ② Preferred Stock)

Name	Number of Shares (Thousands of Shares)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
Akatsuki Capital Co.,Ltd.	20,000	4.59	-	-

lass E Preferred Stock)

Name	Number of Shares (Thousands of Shares)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
UFJ Bank, Ltd.	25,000	-	-	-
Sumitomo Mitsui Banking Corporation	12,500	-	-	-
Mizuho Corporate, Ltd.	12,500	-	-	-

Class F Preferred Stock)

Name	Number of Shares (Thousands)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
UFJ Bank, Ltd.	40,000	-	-	-
Sumitomo Mitsui Banking Corporation	20,000	-	-	-
Mizuho Corporate, Ltd.	20,000	-	-	-

Class G Preferred Stock)

Name	Number of Shares (Thousands)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
UFJ Bank, Ltd.	25,000	-	-	-
Sumitomo Mitsui Banking Corporation	12,500	-	-	-
Mizuho Corporate, Ltd.	12,500	-	-	-

otes

1) Our company's shares held by Mizuho Corporate Bank, Ltd. until last year, are all acceded by Mizuho Corporate, Ltd., which were separeted from Mizuho Corporate Bank, Ltd. during this fiscal year.

2) The ratio of the voting rights are calculated based on the number of shares with voting rights as of February 29, 2004. The shares with the voting rights are common stocks, Class A preferred stocks, Class B preferred stocks, Class D① preferred stocks and Class D② preferred stocks and the number of voting rights are 872,376.

3) The common stocks held by Fukuoka Dome, Inc. and The Maruetsu, Inc. do not have voting rights in accordance with the Commercial Code 241-3.

4) Class A preferred stocks and Class B preferred stocks have voting rights from the 51st ordinary general meeting since a question to receive preferred dividends was not introduced at the meeting.

5) Class D① preferred stocks and Class D② preferred stocks have voting rights.

6) Class E preferred stocks and Class F preferred stocks do not have voting rights. After March 1st, 2005, these stocks are to have voting rights at the ordinary general meeting if the preferred stock holders do not introduce a question to receive preferred dividend at such a meeting or after the meeting if such a question is rejected until resolved.

7) Class G preferred stocks do not have voting rights.

(TRANSLATION)

(5) Repurchase, disposition and holding status of its own shares (Treasury stocks)

①Repurchase

Common stocks	44,470 shares
Total amount of the repurchase	8,350 thousand yen

②Deposition

Common stocks	3,873 shares
Total amount of the repurchase	873 thousand yen

③Holdings as of the year-end

Common stocks	3,291,081 shares

jor Creditors

Name	Balance of Borrowings (In Millions of Yen)	Number of Common Shares of the Company Held by Creditors (Thousands of Shares)	Voting Ratio (%)
JFJ Bank, Ltd.	420,740	112,060	5.06
Sumitomo Mitsui Banking Corporation	210,179	56,030	2.53
Mizuho Corporate, Ltd.	190,664	56,030	2.53

JFJ Bank's holding shares include 2,250 thousand shares of class A and class B preferred stocks respectively, and also include 25,000 thousand shares of class E preferred stocks, 40,000 thousand shares of class F preferred stocks, and 25,000 thousand shares of class G preferred stocks.

Mizuho Corporate's shares and Sumitomo Mitsui Banking Corporation's holding shares include 1,125 thousand shares of class A and class B preferred stocks respectively for each bank, and also include 12,500 thousand shares of class E preferred stocks, 20,000 thousand shares of class F preferred stocks, and 12,500 thousand shares of class G preferred stocks.

atus of Major Subsidiaries and Affiliated Companies

Major Subsidiaries

Name	Business	Capital Stock (In Millions of Yen)	Our Company's Voting Ratio (%)
Advanced Department Stores of Japan, Inc.	Department Store	6,510	100.0
OMC Card, Inc.	Financing Business	42,806	53.6
JUJIYA Co., Ltd.	Department Store	19,421	73.2
Daiei Leasing Company Co., Ltd.	Real estate	13,847	100.0
Fukuoka Dome, Inc.	Management for Dome and a hotel	36,955	97.9

1. Our company transfers the "Fukuoka-Business (Fukuoka Dome and others)" managed by our company's subsidiaries, "Fukuoka Dome, Inc." and "Fukuoka Daiei Real Estate, Inc." to Colony Capital, LLC, on March 31, 2004.

2. "Our Company's Voting Ratio" included indirect ownership by subsidiaries.

(TRANSLATION)

2) Major Affiliated Companies

Name	Business	Capital Stock (In Millions of Yen)	Our Company's Voting Ratio(%)
The Maruetsu, Inc.	Supermarket	37,549	38.1
The Volks, Inc.	Steak house	7,629	25.0

Note: "Our Company's Voting Ratio" included indirect ownership by subsidiaries.

3) Change in Subsidiaries and Affiliated Companies

There is no applicable matter.

4) Status and results of Business Combination

The number of consolidated subsidiaries including above major five subsidiaries was 101 and the number of companies, which the equity method was applied counted 13. Consolidated operating revenues for the current fiscal year were ¥1,993,619 million (9.3% decrease from the previous year) and consolidated net income for the fiscal year was ¥18,148 million.

(8) The Company's Directors and Corporate Auditors in This Fiscal Year

Chairman	Jiro Amagai	
*Vice Chairman	Heihachirou Yoshino	
President	Kunio Takagi	
*Senior Managing Director	Takao Endo	General Director in charge of Merchandising & Divisional Manager Food Line Merchandising Division
Managing Director	Toshio Hasumi	General Director in charge of Strategic Planning & Administration
Managing Director	Shinji Seino	Deputy General Director in charge of Strategic Planning& Administration Advisory Director Compliance
Managing Director	Tadahiko Tsuchiya	General Director in charge of Retail Business & Advisory Director Public Relations
Director	Kazuhiko Iwata	Divisional Manager System Planning Division & Distribution Planning Division
Director	Kazuya Uetsuka	Advisory Director Government & Public Affairs Relations
Director	Tokio Endo	Divisional Manager Store Renovation Division & General Director in charge of Logistics Business Strategy
Director	Hiroyuki Ogawa	Divisional Manager Group Business Improvement Division
Director	Mikio Kihara	Divisional Manager Group Business Administration Division
Director	Osamu Sato	Divisional Manager Accounting Division
Director	Kazuo Takahashi	Divisional Manager Soft Line Merchandising Division
*Director	Mitsuru Hazeyama	Deputy General Director in charge of Retail Business
Director	Hiroshige Sasaki	Advisory Director KYUSYU Affairs Relations
Corporate Auditor(Full-time)	Akira Kanno	
Corporate Auditor(Full-time)	Takashi Sekiguchi	
Corporate Auditor	Toichiro Kigawa	
*Corporate Auditor	Satoru Kita	

(TRANSLATION)

Note 1. The asterisked directors and corporate auditor were newly elected at the 52nd Ordinary General Meeting of Shareholders on May 22, 2003.

2. Resigned directors and corporate auditor during the fiscal year are as follows:

NAME	POSITION AT RESIGNATION	RESIGNED DATE
Jun Sato	Director	March 5, 2003
Takashi Hirayama	Senior Managing Director	March 31, 2003
Kenshiro Yamanari	Director	May 22, 2003
	Advisory Director SM Business Relations	
HiromichiFunahahi	Director (President of OMC Card, Inc.)	May 22, 2003
Ichiro Kataoka	Corporate Auditor	May 22, 2003

3. The corporate Auditors, Toichiro Kigawa and Satoru Kita are outside corporate auditor stipulated on Article 18 paragraph 1 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)."

Any fractional sums of less than the shown unit in this "Business Report" are discarded concerning amount of money and number of shares, while amount of percentage is rounded off to the first decimal place.

(TRANSLATION)

THE DAIEI, INC.
NON-CONSOLIDATED BALANCE SHEET
AS OF FEBRUARY 29, 2004

ASSETS	In Millions Of Yen
CURRENT ASSETS:	
Cash and bank deposits	41,334
Accounts receivable - trade	21,869
Merchandise inventories	55,413
Supplies	627
Prepaid expenses	10,635
Deferred tax assets	13,923
Short-term loans receivable	585,852
Accounts receivable - other	25,482
Accrued income	180
Other current assets	2,145
Allowance for doubtful accounts	(74,256)
TOTAL CURRENT ASSETS	683,209
FIXED ASSETS:	
Property and equipment at net book value-	
Buildings	150,205
Structures	7,210
Machinery and equipment	3,006
Auto and trucks	15
Tools, furniture and fixtures	7,549
Land	162,023
Construction in progress	24
TOTAL PROPERTY AND EQUIPMENT-Net	330,033
Intangible fixed assets-	
Leasehold rights	9,581
Other intangible fixed assets	1,033
TOTAL INTANGIBLE FIXED ASSETS	10,614
Investments and other assets	
Investment securities	62,176
Stock investments in subsidiaries	83,101
Other equity investments	3,220
Long-term loans receivable	2,179
Lease deposits	229,436
Claims in bankruptcy, reproduce, restructuring and other	5,457
Long-term prepaid expenses	3,884
Other investments	32,999
Allowance for doubtful accounts	(24,759)
TOTAL INVESTMENTS AND OTHER ASSETS	397,695
TOTAL FIXED ASSETS	738,344
TOTAL ASSETS	1,421,553

LIABILITIES AND SHAREHOLDERS' EQUITY	In Millions Of Yen
CURRENT LIABILITIES:	
Accounts payable - trade	77,581
Short-term borrowings	815,931
Bonds due within a year	5,200
Current portion of long-term borrowings	53,538
Accounts payable-other	25,823
Accrued expenses	5,296
Accrued corporate taxes	593
Advances received	1,309
Deposits received	15,286
Advance received profit	1,926
Other current liabilities	1,472
TOTAL CURRENT LIABILITIES	1,003,959
LONG-TERM LIABILITIES:	
Long-term borrowings, less current portion	105,738
Lease deposits from lessees	31,333
Deferred tax liabilities	2,394
Deferred tax liabilities for land revaluation	28,641
Accrued employees' retirement benefits	21,950
Allowance for loss on investments in subsidiaries ond others	88,758
Allowance for loss on business restructuring	29,919
Other long-term liabilities	2,477
TOTAL LONG-TERM LIABILITIES	311,214
TOTAL LIABILITIES	1,315,174
SHAREHOLDERS' EQUITY:	
Common stock and Preferred stock	119,510
Capital surplus	118,986
Retained earnings (Accumulated Deficit)	(153,108)
Revaluation surplus of land	18,615
Net unrealized loss on available for sale securities	3,118
Treasury stock, at cost	(742)
TOTAL SHAREHOLDERS' EQUITY	106,379
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,421,553

(TRANSLATION)

THE DAIEI, INC.
NON-CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED FEBRUARY 29, 2004

	In Millions of Yen
OPERATING REVENUES:	
Net sales	1,375,837
Real estate rental revenues	41,537
Other	12,881
	1,430,256
COSTS AND OPERATING EXPENSES:	
Cost of goods sold	1,064,145
Selling, general and administrative expenses	352,380
	1,416,526
OPERATING INCOME:	13,730
OTHER INCOME AND EXPENSES:	
Other income-	
Interest and dividend income	18,138
Other	1,010
	19,148
Other expenses-	
Interest expense	11,400
Charge for amortization amount of transitional obligations for retirement benefits	3,282
Other	1,551
	16,234
ORDINARY PROFIT	16,645
SPECIAL GAINS AND LOSSES:	
Special gains-	
Gain on exemption from future pension obligation of the governmental program	2,908
Reversal of allowance for loss on investments in subsidiaries	2,028
Gain on sale of fixed assets	1,671
Gain on sales of stock investments in subsidiaries	1,245
Other	1,671
	9,524
Special losses-	
Loss on sale of fixed assets	9,092
Losses of restructuring	8,074
Appraisal loss of stock investments in subsidiaries	6,600
Loss on retirement of fixed assets	1,577
Loss on cancellation of leases	1,250
Transfer to allowance for bad debt	802
Other	4,595
	31,993
LOSS BEFORE INCOME TAXES	(5,823)
Current	540
Deferred	(20,944)
NET INCOME	14,580
UNAPPROPRIATED LOSSES-CARRIED FORWARD	178,595
Reversal of land revaluation surplus	10,906

(TRANSLATION)

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES

1. Valuation of securities
(including securities in designated monetary trust)

(1)Subsidiaries' stocks and affiliated company's stocks
-Moving-average cost method

(2) Other securities
Marketable securities ... market value method by the market price as of the closing date.
Non-marketable securities ... Moving average cost method

2. Valuation of inventories

(1) Merchandise inventories

-Retail method applied on an annual average cost basis

(2) Supplies

-Last purchase price cost method

3. Method of depreciation of tangible fixed assets

(1) Buildings (including building improvements) and Structure

-Straight-line method

(2) Other fixed assets

-Declining-balance method

Useful life mainly used are as follows
Buildings (including building improvements) and Structure
-8～50 years

Other fixed assets
-3～20 years

(3) Intangible fixed assets

-Straight-line method

(TRANSLATION)

4. Deferred assets

Stock issue costs ... All the amounts are charged to income as incurred.

5. Accounting for reserves and allowances

Allowance for bad debts ··· For normal receivables, the allowance for doubtful accounts is provided for possible bad debt at the amount estimated based on the past bad debt experience. For certain doubtful receivables, uncollectible amounts determined by reference to the collectibility of individual accounts are recorded as allowance for bad debts.

Accrued employees' retirement benefits ··· Accrued employees' retirement benefits are provided for payment of employees' post retirement benefits at the amount to be accrued at the end of this fiscal year which are calculated based on projected retirement benefit obligation and estimated fair value of pension plan assets at the end of this fiscal year. As for net post retirement benefit obligation at transition, the reminder after amortization by establishing a retirement benefit trust is amortized as other expense over a period of 15 years on a straight line basis.
Prior service cost is amortized as incurred by the straight-line method over periods (principally 10 years) which are less than the average remaining years of service of the employees. Actuarial gain or loss is amortized in the year following the respective accrued year. Such gain or loss is recognized as cost by the straight-line method over the period (10 years) which are less than the average remaining years of service of the employees at the respective period.
Due to enforcement of "Law of Defined-benefit Corporate Pension," Daiei Pension Fund, which we join, received approval from "Minister of Health, Labor and Welfare" as of June 20, 2003 for exemption of payment liability for "in years to come (Shourai Bun) in regard of substituted portion of the employee pension fund. We applied interim measures of "Practical Guideline refers to retirement benefit accounting [Interim Report] (The Japanese Institute of Certified Public Accountants, The Accounting System Committee No13) No42-2" and we assumed that retirement benefit cost and to-be-returned plan assets of the substituted portion are expired as of such approved date. The to-be-returned amount of the plan assets as of the end of this fiscal year is 85,136 million yen.

Allowance for loss on investments in subsidiaries and others··· Certain estimated losses are recognized considering each subsidiary's financial status and business results. This allowance is provided under Article 43 of the Commercial Law.

Allowance for loss on business restructuring··· Allowance for loss on business restructuring is provided for costs which are expected to be incurred as a result of store closure and others under Daiei Group's New Three-Year Business Plan. This allowance is provided under Article 43 of the Commercial Law.

(TRANSLATION)

6. Foreign currency translation for assets and liabilities

Monetary assets and liabilities in foreign currencies are translated into yen at the rate of exchange in effect at the balance sheet date, and exchange loss or profit is recognized as incurred.

7. Lease

Finance leases, other than those which involve transferring of ownership of the leased assets to the lessee, are accounted for in a manner similar to operating leases.

8. Accounting for consumption tax

Transactions subject to consumption tax are recorded at amounts that exclude consumption tax.

BALANCE SHEET ITEMS

1. Account balances with subsidiaries

	In Millions of Yen
Due from subsidiaries	
Short-term	602,286
Long-term	28,292
Due to subsidiaries	
Short-term	39,900
Long-term	24,304

2. Accumulated depreciation of property and equipment ¥290,483 million

3. In addition to the fixed assets presented in the balance sheet, the Company uses leased display equipment and POS-related appliances in its business as significant fixed assets.

(TRANSLATION)

4. Assets pledged as collateral are as follows:

	In Millions of Yen
Buildings	75,297
Land	159,287
Investment securities	56,154
Stock investments in subsidiaries	43,603
Other equity investments	460
Lease deposits	97,030
Claims in bankruptcy, reproduce, restructuring and other	3,154
Other investments	8,095

5. Contingent liabilities-guarantees. ¥ 31,000 million

6. Land Revaluation

Under the "Law of Land Revaluation," promulgated and revised on March 31, 1998 and 1999 respectively, the Company elected a one-time revaluation of its own-use land to a value based on real estate appraisal information as of February 28, 2001. The resulting land revaluation excess represents unrealized appreciation of land and is stated, net of income taxes, as a component of shareholder's equity. There is no effect on the statement of income. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation excess account and related deferred tax liabilities.

As for the current term, difference between the market value and carrying amounts of the revalued land at the end of February 28, 2003 is 38,143 million yen.

7. Under Article 92 of the Commercial Code, when the amounts of net assets after deducting the sum of revaluation surplus (difference) of land and net unrealized gain (loss) on securities are below the sum of capital, additional paid-in capital and legal reserve, the differential amounts must be disclosed. Such differential amounts are 159,287 million yen as of February 28, 2003.

8. Net asset according to Article 124.3 of the Commercial Code Enforcement Regulations 3,118 million

9. Any fractional sums of less than ¥1 million are rounded down on the balance sheet.

(TRANSLATION)

STATEMENT OF INCOME ITEMS

1. Transactions with Subsidiaries

	In Millions of Yen
Net sales	90,055
Real estate rental revenues	33,127
Other operating revenues	6,203
Purchases	127,310
Transactions other than operating transactions	35,336

2. Net income per share ¥17.71

3. Any fractional sums of less than ¥1 million are rounded down on the statement of income

FACTS FOR DEFERRED INCOME TAXES

1. The significant components of deferred income tax assets and deferred income tax liabilities are as follows:

	In Millions of yen
Deferred income tax assets:	
Tax loss carry-forwards	61,785
Appraisal loss of stock investments in subsidiaries	49,672
Non-deductible portion of allowance for doubtful accounts	39,631
Provision for loss on investments in subsidiaries and others	37,367
Accrued employees' retirement benefits	19,286
Allowance for loss on business restructuring	13,123
Loss from revaluation of investment securities	8,696
Others	6,582
Gross deferred income tax assets	236,145
Less: Valuation allowance	(222,100)
Total deferred income tax assets	14,045
Deferred income tax liabilities:	
Net unrealized loss on available-for-sale securities	(2,140)
Others	(376)
Total deferred income tax liabilities	(2,516)
Net deferred income tax assets	11,528

(TRANSLATION)

2. Reconciliation of the difference between the effective income tax rate and statutory income tax rate

	(%)
Statutory income tax rate	42.1

As net loss before income taxes is accounted for this fiscal year, reconciliation of the difference between the effective income tax rate and statutory income tax rate is eliminated.

3. Amount of deferred income tax assets and deferred income tax liabilities due to change of tax rate.

Due to promulgation of "The Law for Partial Amendment of the Local Tax Law, etc" (Law No44 stipulated in 2003) as of March 31, 2003, we applied "Treatment on tax effect accounting entails introduction of corporate enterprise tax system based on sales, salary, etc. in enterprise tax on corporation." (The Japanese Institute of Certified Public Accountants, March 25, 2003) and used the revised effective income tax rate for the calculation of deferred income tax assets and deferred income tax liabilities of this fiscal year (only for the ones estimated to expire after March 31, 2005. The effect due to such change is not material.

RETIREMENT BENEFIT ACCOUNTING

1. Summary of the adopted retirement benefit plan
   We have welfare pension plan and lump-sum retirement allowance plan as defined benefit pension plan. Also, we may pay premium benefit as the case may be. We also have retirement benefit trust.

2. Projected benefit obligation (As of February 29, 2004)

	In Millions of yen
a. Projected benefit obligation	(144,476)
b. Fair value of plan assets	68,352
c. Unfunded retirement benefit obligation (a + b)	(76,124)
d. Unamortized amounts of transitional obligation	32,621
e. Unrecognized actuarial loss	22,776
f. Unrecognized prior service cost (decrease of obligation)	(1,224)
g. Net amounts to be recorded on the balance sheet (c+d+e+f)	(21,950)
h. Prepaid pension cost	-
i. Accrued employees' retirement benefit (g-h)	(21,950)

(TRANSLATION)

3. Components of retirement benefit costs (from March 1, 2003 to February 29, 2004)

	In Millions of yen
a. Service cost (note 1,2)	5,221
b. Interest cost (note 2)	4,660
c. Expected return on plan assets (note 2)	(6,646)
d. Amortization of transitional obligation	3,282
e. Recognized actuarial loss	2,581
f. Amortization of prior service cost	(238)
g. Retirement benefit costs (a+b+c+d+e+f)	8,860

(notes) 1. Excluding the employees' contribution
2. Excluding the received amount regarding seconded employees

4. Assumptions used in employees' retirement benefit accounting

· Discount rate	2.2%
· Expected return on plan assets	9.2%
· Amortized period of prior service cost	10 years
· Recognition period of actuarial gain and loss	10 years
· Amortization period of transitional obligation	15 years

Note : Followings are considered to set the expected return rate on plan assets.

Due to the approval of returning the substituted portion of the employee pension fund to the government (Daiko Henjo), to be prepared for such return, Daiei Pension Fund sold a part of its fund to convert it into cash. We have established a retirement benefit trust and the contributed assets are also temporary converted into cash to avoid the market risk and again converted to lower market risk assets.

(TRANSLATION)

ADDITIONAL INFORMATION

1. The Daiei Group's "New Three-Year Restoration Program"

With the support and understandings from the stakeholders, we have accelerated to achieve the Daiei Group's "New Three-Year Restoration Program" launched in the fiscal year ended February 2002, as our utmost challenge, in order to liquidate unprofitable stores, subsidiaries, and to reduce the interest bearing debts in much shorter time, which was premised on the support of our shareholders and three main banks; UFJ Bank, Sumitomo Mitsui Banking Cooperation and Mizuho Corporate Bank, Ltd,. The Program is authorized by the Ministry of Economy, Trade and Industry of Japan as "Corporate Restructuring Program" under the Industry Revival Special Act Article No.3 Sec.1.

2. Application of tax effect accounting concerning the land revaluation excess

Regarding the deferred tax concerning the land revaluation excess, we used to post revaluation profit, which was occurred after the offset of the total amount of revaluation profit and the total amount of revaluation loss, as deferred tax liabilities.

Now, in February 17, 2004, the Japanese certified public accountant organization inspection committee report No.70, "The inspect handing in application of accounting for income taxes to the profit or loss from revaluation of (the other securities)" was revised to "The inspect handling in application of accounting for income taxes involved with the variance of the estimate of other securities and the profit or loss from revaluation of fixed assets." This made it clear that it needs to be judged separately the recovery possibilities of deferred income tax asset. As a result of taking the necessary processes, the end of the period profit or loss from revaluation of land declined by 9,408 million yen as compared with the existing methods, the deferred tax revaluation reserve for land was up by the same amount. In addition, there is no effect on the statement of income.

(TRANSLATION)

PROPOSAL OF DISPOSITION OF DEFICIT

	In Yen
UNDISPOSED DEFICIT - AT END OF YEAR	153,108,926,782
TO BE DEALED AS FOLLOWS:	
REVERSAL OF CAPITAL SURPLUS	118,986,560,000
DEFICIT TO BE CARRIED FORWARD	34,122,366,782

(TRANSLATION)

INDEPENDENT AUDITORS' REPORT

April 12, 2004

To the Board of Directors of The Daiei, Inc.

Deloitte Touche Tohmatsu

Representative Partner,
Engagement Partner,
Certified Public Accountant:

Shinichi Yamada

Engagement Partner,
Certified Public Accountant:

Yoshiaki Kitamura

Pursuant to first clause of Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposal of disposition of deficit and the supplementary schedules (with respect to accounting matters only) of The Daiei Inc. for the 53rd fiscal year from May 1, 2003 to February 29, 2004. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion,

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,
(2) The business report (with respect to accounting matters only) present fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Article of Incorporation,
(3) The proposal of disposition of deficit is in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and
(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

(TRANSLATION)

Note
As described in "ADDITIONAL INFORMATION 1" the company is working on achieving the "Daiei Group's New Three-Year Restoration Program" as the first priority. Also, the Company notes that the "New Three-year Restoration Plan" is authorized by the Ministry of Economy, Trade and Industry as "Corporate Restructuring Plan."

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

(TRANSLATION)

CORPORATE AUDITORS' REPORT

The Board of Corporate Auditors of The Daiei, Inc. (the "Company") has received reports from all of the corporate auditors of the Company which summarize the methodology and results of the audit conducted by them regarding the execution of the duties of the Company's directors for the year ended February 29, 2004 (the 53rd fiscal period).

We, the members of the Board of Corporate Auditors, have discussed the reports and hereby report our audit opinion as follows:

1. Summary of the Method of Audit

Each corporate auditor, in accordance with audit policies and planning established by the Board of Corporate Auditors, has attended the Board of Directors' meetings and other important meetings of the Company, made necessary inquiries of the Company's officers regarding the Company's operations, reviewed important internal documents with appropriate approvals, made reviews of operations and conditions of assets of major business offices.
We have received reports from and made necessary inquiries of the independent auditors of the Company and reviewed the financial statements and supplementary schedules of the Company. We made necessary inquiries of the officers of the subsidiaries of the Company regarding their operations and made observations as required.

In order to determine if there are any transactions by the directors which compete with the business of the Company, any transactions between the Company and the directors against the interest of the Company, any services or benefits provided free of charge, any unusual transactions with subsidiaries or shareholders, and any acquisition or disposal of treasury stock, we have employed other audit procedures, in addition to the above stated audit procedures, including receiving special reports from directors and officers related to the transactions and scrutinizing the details of the relevant transactions.

2. Result of Audit

(1) We have found the methodology used and results of the audit by the independent auditors to be adequate;

(2) We have found that the business report presents fairly, in conformity with the applicable laws and regulations and the Company's Articles of Incorporation, the status of the Company;

(3) We have found that the proposal of disposition of deficit is fairly presented, in light of the status of the Company's assets and other factors;

(4) We have found that the supplementary schedules fairly present the required information ; and

(5) With regard to the execution of the duties of the directors, we have found that there has been neither misconduct nor material matters that would be in contradiction with any laws or the Company's Articles of Incorporation.

(TRANSLATION)

April 14, 2004

The board of Corporate Auditors of The Daiei, Inc.

Corporate Auditor (Full-time) Akira Kanno

Corporate Auditor (Full-time) Takashi Sekiguchi

Corporate Auditor Toichiro Kigawa

Corporate Auditor Satoru Kita

Note

Toichiro Kigawa and Satoru Kita are outside corporate auditors stipulated in Article 18 paragraph 1 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporation (Kabushiki-Kaisha)."

(TRANSLATION)

REFERENCE MATERIAL FOR THE EXERCISE OF VOTING RIGHTS
[The scheduled general meeting of shareholders]
REFERENCE MATERIAL FOR THE EXERCISE OF VOTING RIGHTS

1. Total Number of Voting Rights of Total Shareholders 872,376

2. Items for Resolution and Supplemental Information

No.1 Matters concerning the approval of the proposal for disposition of deficit earnings for the 53rd term.

The proposal of disposition of deficit is described on page 33.
As indicated in the BUSINESS REPORT, we have endeavored to accomplish steady improvement of self-profitability and implementation of structural innovating measures aiming for the achievement of Daiei Group's "New Three-Year Restoration Program" as the first priority. However, the deficit-carried forward from the previous term was not cleared during this term, despite the prospected net income was resulted. We ask for the approval of disposition for this term by appropriating full amount of capital reserve, which results in the balance of ¥34,122,366,782 of deficit to be carried forward. We deeply apologize to announce that we will forego the year-end dividends for this term.

(TRANSLATION)

No.2 Matters concerning the election of fifteen(15) directors due to their expiration of the term of office of all directors..

At the closing of this meeting, all directors' term of office will expire based on the 17th provision of the articles of association. It is proposed of that new directors be elected.

Candidates for directorship are as follows:

	Name (Date of birth)	Brief summary of the candidates' career	Number of the Daiei's shares owned
1	Heihachiro Yoshino (March 24, 1938)	1959 entered into Shufu-no-Mise Daiei Co. (presently The Daiei, Inc.) 1984 Managing Director of Maruetsu, Inc. 1987 Senior Managing Director of Maruetsu, Inc. 1999 Vice President of Maruetsu, Inc. 2000 President of Maruetsu, Inc. 2003 Vice Chairman of The Daiei, Inc.	15,000
2	Kunio Takagi (March 7, 1944)	1966 entered into The Daiei, Inc. 1986 Director 1990 Managing Director 1992 Director of The Daiei, Inc. and Managing Director of Recruit Co. Ltd. 1999 Senior Managing Director of Recruit 2001 President of The Daiei, Inc.	23,000
3	Shinji Seino (October 25, 1950)	1973 entered into The Sanwa Bank, Ltd. 2001 Director of The Daiei, Inc. 2003 Managing Director 2004 Senior Managing Director and Advisory Director Compliance	1,000
4	Toshio Hasumi (April 22, 1946)	1969 entered into The Daiei, Inc. 1989 Director 1990 Director of The Daiei, Inc. and Executive Vice President of Riccar 1993 President of Riccar 1994 Executive Vice President of Maruetsu, Inc. 1999 Managing Director of The Daiei, Inc. 2002 Director 2003 Managing Director 2004 Managing Director and General Director in charge of Corporate Administration	25,255
5	Tadahiko Tsuchiya (October 28, 1947)	1970 entered into The Daiei, Inc. 1985 Director of Jujiya 1991 The Daiei, Inc. 1996 Director of Ichiken 1997 President of Japan Distribution Leasing 2001 Director of The Daiei, Inc. 2003 Managing Director 2004 Managing Director and Advisory Director Public & FUKUOKA DAIEI HAWKS Relations	8,000

(TRANSLATION)

6	Takayuki Ito (January 2, 1954)	1976 entered into The Sanwa Bank,Ltd.	1,000
7	Masahiro Ota (February 14, 1953)	1975 entered into The Daiei, Inc. 2002 Divisional Manager Real Estate Planning Division	1,000
8	Hiroyuki Ogawa (December 23, 1952)	1975 entered into The Sumitomo Bank, Ltd. 2002 Director of The Daiei, Inc. 2004 Director and Deputy General Director in charge of Merchandising and Divisional Manager Merchandise Planning Division	1,000
9	Mikio Kihara (February 8, 1950)	1973 entered into The Fuji Bank, Ltd. 2002 Director of The Daiei, Inc. 2004 Director and Deputy General Director in charge of Corporate Planning and Divisional Manager Group Business Division	1,000
10	Masakazu Sato (February 4, 1953)	1975 entered into The Daiei, Inc. 2003 Divisional Manager Retail Business Planning Division	2,000
11	Kazuo Takahashi (February 18, 1949)	1971 entered into The Daiei, Inc. 1992 Managing Director of Joint 1998 Director of Warner Bros. Studio Stores Japan 2001 Director of The Daiei, Inc. 2004 Director and General Director in charge of Merchandising	2,535
12	Yoshiaki Takahashi (December 6, 1955)	1978 entered into The Daiei, Inc. 2003 Divisional Manager Strategic Planning Division	4,000
13	Kunio Nishimoto (June 2, 1949)	1973 entered into The Daiei, Inc. 2003 Divisional Manager Food Line Merchandising Division	1,000
14	Mitsuru Hazeyama (September 15, 1948)	1970 entered into The Daiei, Inc. 2003 Director 2004 Director and General Director in charge of Retail Business	3,000
15	Hiroshige Sasaki (August 16, 1942)	1965 entered into The Daiei, Inc. 1989 Director 1990 Managing Director 1994 Director of The Daiei, Inc. and President of Riccar 1995 President of Daiei OMC 1999 Managing director of Daiei (May) Executive Vice President (September) 2000 Executive Vice President (Acting President) 2002 Senior Managing Director 2003 Director and advisory Director KYUSYU Affairs Relations	16,536

(Note)

There is no conflict of between the candidate for director and the Company.

No.3 Matter concerning the election of two corporate auditors due to the expiration of the term of office of two corporate auditors.

At the close of this meeting, Mr. Akira Kanno's and Mr.Takashi Sekiguchi's term as corporate auditor will expire.
It is proposed that new corporate auditor be elected.
Candidate for corporate auditor is as follows:

This agenda is approved by board of corporate auditors.

Name (Date of birth)	Principal Occupation and Name of Other Companies of which He is Representative Director	Number of the Daiei's shares Owned
Osamu Sato (May 24, 1947)	1971 entered into The Daiei, Inc. 1990 Managing Director of Riccar 1991 Director of Maruko 1999 Managing Director of Maruko 2000 Director of The Daiei, Inc. and Divisional Manager Accounting Division	11,500
Kenjuro Yamamoto (January 31, 1949)	1972 entered into The Daiei, Inc. 2001 Divisional Manager Compliance & Legal Affairs Division 2003 Divisional Manager Compliance & General Affairs Division	5,000

(Note)

There is no conflict of between the candidate for corporate auditor and the Company.